

File No. 82-173



2 June 2003





The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
**UNITED STATES OF AMERICA**

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

per

**MARIAN GIBNEY**
**Secretary and General Counsel**



**encl**

dlw 6/20

**M.I.M. Holdings Limited**
ABN 69 009 814 019

*Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000*
*GPO Box 1433, Brisbane, Queensland, Australia, 4001*
***Telephone*** *(07) 3833 8000* *Facsimile (07) 3832 2426* *Website www.mim.com.au*

File No. 82-173


MIM

# Information Release

2 June 2003

## MINING LEASE APPROVED FOR ROLLESTON

The Queensland Government has granted a mining lease for the Rolleston open cut thermal coal mine in central Queensland. Formal notification was received today.

MIM Managing Director Vince Gauci said that all MIM approvals for the project were now in place. "However, for the major development work to proceed, the approval of Xstrata is now required under the Implementation Agreement for the Scheme of Arrangement by which Xstrata is proposing to acquire MIM," he said.

---

**About MIM**

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

---

**For further information:**

**Media:**
Collin Myers
General Manager Corporate Affairs
Bus: +61 (0) 7 3833 8285
Mobile: +61 (0) 419 703 145

**Investors:**
Allan Ryan
Principal Adviser Investor Relations
Bus: +61 (0)7 3833 8295
Mobile: +61 (0) 419 781 380



File No. 82-173



5 June 2003

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
**UNITED STATES OF AMERICA**

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

per **MARIAN GIBNEY**
**Secretary and General Counsel**

**encl**

**M.I.M. Holdings Limited**
ABN 69 009 814 019

*Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000*
*GPO Box 1433, Brisbane, Queensland, Australia, 4001*
***Telephone (07) 3833 8000*** *Facsimile (07) 3832 2426* *Website www.mim.com.au*


MIM

# Information Release

5 June 2003

## SCHEME OF ARRANGEMENT

MIM is aware of media reports in the past week of statements by Xstrata representatives that if the Scheme of Arrangement were rejected by MIM shareholders, Xstrata would "walk away".

MIM yesterday became aware of the existence of a document prepared by Xstrata's advisers investigating possible means by which Xstrata could launch an on market bid for MIM if the proposed Scheme of Arrangement was rejected by MIM shareholders.

Xstrata has not proposed or indicated to MIM that it intends to make such a bid if the Scheme fails. MIM has asked Xstrata for an explanation in relation to the Xstrata adviser's document. Xstrata has responded that the Xstrata Board and the Executive Committee have neither discussed nor approved any option, which may have been prepared by its advisers, relating to an on market bid. Xstrata has confirmed that it has no present intention of making such a bid if the Scheme is rejected.

---

**About MIM**

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

---

**For further information:**

**Media:**
Collin Myers
General Manager Corporate Affairs
Bus: +61 (0) 7 3833 8285
Mobile: +61 (0) 419 703 145

**Investors:**
Allan Ryan
Principal Adviser Investor Relations
Bus: +61 (0)7 3833 8295
Mobile: +61 (0) 419 781 380

**M.I.M. Holdings Limited**
ABN 69 009 814 019
*Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001*
*Telephone (61 7) 3833 8000 Facsimile (61 7) 3832 2426 Website www.mim.com.au*

File No. 82-173


MIM

# Information Release

5 June 2003

MIM advises that it will seek a trading halt from the ASX effective from commencement of trading on 6 June 2003 until announcement of the outcome of the vote of shareholders to be held on 6 June 2003.

**About MIM**

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

**For further information:**

**Media:**
Collin Myers
General Manager Corporate Affairs
Bus: +61 (0) 7 3833 8285
Mobile: +61 (0) 419 703 145

**Investors:**
Allan Ryan
Principal Adviser Investor Relations
Bus: +61 (0)7 3833 8295
Mobile: +61 (0) 419 781 380

**M.I.M. Holdings Limited**
ABN 69 009 814 019
*Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001*
*Telephone (61 7) 3833 8000 Facsimile (61 7) 3832 2426 Website www.mim.com.au*